Exhibit 99.3
Royal Dutch Shell plc
Strategy Update

SHELL SETS OUT A COMPELLING INVESTMENT CASE

The Hague, October 29, 2020 - Shell today announced a cash allocation framework that will enable it to reduce debt, increase distributions to shareholders, and allow for disciplined growth as it reshapes its business for the future of energy. Ongoing work to reshape Shell’s portfolio is expected to deliver continued cash generation to grow its low-carbon businesses as well as to increase shareholder distributions, making a compelling investment case.
In confirming its progressive dividend policy, Shell announces a dividend per share growth by around 4% to 16.65 US cents for the third quarter 2020 and annually thereafter, subject to Board approval.
The cash allocation framework includes a target to reduce net debt to $65 billion (from $73.5 billion as of September 30, 2020) – and, on achieving this milestone, a target to distribute a total of 20-30% of cash flow from operations to shareholders. Increased shareholder distributions will be achieved through a combination of Shell’s progressive dividend and share buybacks. Remaining cash will be allocated to disciplined and measured capex growth and further debt reduction, targeting AA credit metrics through the cycle.
Shell’s decisive steps this year have significantly strengthened its financial resilience, allowing the acceleration of strategic plans and providing clarity on cash priorities. These actions support Shell's ambition to become a net-zero energy emissions business by 2050 or sooner, in step with society and its customers.
"Our sector-leading cash flows will enable us to grow our businesses of the future while increasing shareholder distributions, making us a compelling investment case," said Royal Dutch Shell Chief Executive Officer, Ben van Beurden.
"We must continue to strengthen the financial resilience of our portfolio as we make the transition to become a net-zero emissions energy business. Our decisive actions taken earlier in the year have solidified our operational and cash delivery. The strength of our performance gives us the confidence to lay out our strategic direction, resume dividend growth and to provide clarity on the cash allocation framework, with clear parameters to increase shareholder distributions."
Chair of the Board of Royal Dutch Shell, Chad Holliday commented: "The Board has reviewed Shell’s recent performance and its plans to grow its businesses of the future, and we are confident that Shell can sustainably grow its shareholder distributions as well as invest for growth.
As a result, the Board has decided to increase the dividend per share to 16.65 US cents for the third quarter 2020. The Board has additionally approved a cash allocation framework for Shell which, on reducing its net debt to $65 billion, will target total shareholder distributions of 20-30% of cash flow from operations."
Shell will continue with its strong capital discipline, including annual Cash capex of between $19 and $22 billion in the near term and a focus on reducing net debt. Shell will continue its relentless high grading of the portfolio with expected divestment proceeds of $4 billion a year on average.
LEADING ENERGY TRANSITION STRATEGY AND A STRONG PORTFOLIO

Shell will reshape its portfolio of assets and products to meet the cleaner energy needs of its customers in the coming decades. The key elements of Shell’s strategic direction include:
▪Ambition to be a net-zero emissions energy business by 2050 or sooner, in step with society and its customers.
▪Grow its leading marketing business, further develop the integrated power business and commercialise hydrogen and biofuels to support customers’ efforts to achieve net-zero emissions.

▪Transform the Refining portfolio from the current fourteen sites into six high-value energy and chemicals parks, integrated with Chemicals. Growth in Chemicals will pivot to more performance chemicals and recycled feedstocks.
▪Extend leadership in liquefied natural gas (LNG) to enable decarbonisation of key markets and sectors.
▪Focus on value over volume by simplifying Upstream to nine significant core positions, generating more than 80% of Upstream cash flow from operations.
▪Enhanced value delivery through Trading and Optimisation.
A comprehensive strategy update, with details on the future shape of the Shell portfolio, actions to deliver the net-zero ambition, and a full financial outlook will be presented on February 11, 2021.
NOTES TO EDITOR
▪Our nine core Upstream positions are: Brazil, Brunei, Gulf of Mexico (US/Mexico GoM), Kazakhstan, Malaysia, Nigeria, Oman, Permian and UK North Sea.
▪The six sites expected to form our energy and chemicals parks include: Deer Park (US), Norco (US), Pernis (NL), Pulau Bukom (Singapore), Rheinland (Germany) and Scotford (Canada).
▪The chemicals-only production sites, which sit alongside the energy and chemicals parks are: CSPC (China- JV with CNOOC), Fife Ethylene Plant (Scotland - JV with Exxon), Geismar (US), Jurong Island (Singapore), Moerdijk (NL), and Pennsylvania Chemicals (US - under construction).